

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2023

John C. Backus, Jr.
Chief Executive Officer
PROOF Acquisition Corp I
11911 Freedom Drive, Suite 1080
Reston, VA 20190

> **Re: PROOF Acquisition Corp I**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed September 25, 2023**
> **File No. 333-274082**

Dear John C. Backus:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 14, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed September 25, 2023

Summary of the Proxy Statement/Prospectus
Redemption Rights, page 8

1. You disclose that your current Charter provides you will not consummate any business combination transaction unless you have net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act, or any successor rule) of at least $5,000,001 (so that you are not subject to the SEC's "penny stock" rules) or any greater net tangible asset or cash requirement which may be contained in the agreement relating to your initial Business Combination. However, you further disclose that your current Charter will be amended and restated immediately prior to the Business Combination, such that such limitation will no longer apply, and that you anticipate your Class A Common Stock will be listed on the NYSE, which provides a separate exception from being subject to the "penny stock" rules. In this regard, in a risk factor on page 44 entitled "If Volato fails to

comply with the listing requirements..." you disclose that your continued listing on the NYSE depends on having at least 300 round lot holders, and that shares locked up pursuant to the lock-up agreements will not be counted for purposes of the listing requirement. You disclose that you expect to be able to meet the required number of round lot holders as of the closing date, but that the NYSE may delist your common stock or warrants from trading on its exchange for failure to meet the continued listing standards, including the round lot holders requirement. If you remove the net tangible asset provision of your Charter, and you thereafter do not otherwise meet the listing standards of the NYSE, please revise to provide clear disclosure that as a result of removing this provision from your Charter, your securities could fall within the definition of penny stock and clearly discuss the risk to the company and investors if your securities were to fall within the definition of penny stock.

Note 1 - Description of the Transaction, page 21

2.   Please clarify and reconcile your disclosure stating the purchase price of $190 million will be paid in Class A Common Stock of PACI at a value of $10.00 per share with the disclosure on page 17, which states the value of Class A Common Stock of PACI is $10.45 per share.

Unaudited Pro Forma Condensed
Note 3 - Transaction Accounting Adjustments to the PACI and Volato Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2023, page 21

3.   We note your response to prior comment 6 and reissue in part. Please expand your disclosure in note (F) to address where the issuance of common shares to be held by the Sponsor, PROOF.vc SPV and Blackrock and the public shareholders has been accounted for in your pro forma combined financial statements. A detailed table listing the shares issued by holder may be helpful to clarify the pro forma shares outstanding under the minimum and maximum redemption scenarios.

4.   Please expand your note disclosures to identify all pro forma adjustments recorded to remove the historical equity of Proof. For example, it is currently unclear what adjustments have been recorded to remove the historical balance of Proof's common stock.

Note 4 - Transaction Accounting Adjustments to the PACI and Volato Unaudited Pro Forma Statement of Operations
For the Six Months Ended June 30, 2023, page 22

5.   We note your response to prior comment 11, indicating that adjustment (BB) reflects transaction costs, including (i) legal, (ii) accounting, (iii) consulting and (iv) other fees, incurred by PACI to complete the merger. Please tell us your basis of presenting a reduction in interest expenses in the amount of $465K in the pro forma income statement

on page 19 and how this adjustment relates to adjustment (BB). Expand your disclosures in Note 4 to include a description for the nature of the adjustment (BB).

Note 6 - Loss Per Share, page 23

6. We note at the Closing, up to 18,186,242 shares of your Class A Common Stock will be issued to the Volato stockholders in the Business Combination in exchange for all outstanding shares of Volato Common Stock and Preferred Stock. Please illustrate how you determine these shares.

7. As the tables detailing Net Loss per Share give effect to the Volato capital raises on July 21, 2023 and September 1, 2023, please clarify where these newly issued shares have been reflected in the table. Reconcile the number of shares with the disclosure on page 11, which states the 6,900,000 expected to be owned by the Sponsor, the PROOF.vc SPV and BlackRock excludes shares issued in the Private Financing. We further note your disclosure on page 7 an additional 715,751 shares of Volato common stock will be issued to the Sponsor as a result of the exchange of Series A-1 Preferred Stock of Volato. Revise your disclosures to more clearly reflect the new shares to be issued in connection with the Business Combination transaction on a pro forma basis.

Certain Forecasted Financial Information for Volato, page 81

8. We note your response to prior comment 18. We note the forecasted financial information you disclose for Volato that PACI management reviewed with the Special Committee and the PACI Board. You disclose projections for FY 2023 - FY 2027. On page 76 you disclose certain material estimates and hypothetical assumptions that Volata considered. Please discuss how your forecasted financial information is consistent with Volota's historical operating trends and identify the factors or contingencies that may affect such growth from ultimately materializing. In this regard we note that in its historical financial statements, Volota has experienced revenue growth in certain periods, but has had a consistent net loss, negative cash flow from operations, and negative Adjusted EBITDA. Please also discuss the process undertaken to formulate the projections and assumptions, and disclose how they were used. For example, as you indicate in your response letter, disclose if the narrative of Volota's material estimates and hypothetical assumptions disclosed on page 76 were all the material assumptions underlying the projections that were shared with the PACI Board, the Special Committee, and LSH. If any further material assumptions that form the basis of the projections were shared with the PACI Board, the Special Committee or LSH, please disclose such material assumptions.

9. You disclose on page 79 that on July 24, 2023, Volato shared an updated set of projections with LSH and PACI, including adjustments proposed by PACI management reducing revenue attributable to certain Volato software, which is in development. Please

disclose such updated projections and/or confirm if you have disclosed such updated projections and all projections that the PACI Board considered in making its recommendation.

Material U.S. Federal Income Tax Considerations
Tax Treatment of Business Combination, page 112

10.   We note your disclosure that the parties to the Business Combination Agreement intend that, for U.S. federal income tax purposes, the Business Combination be treated as a "reorganization" within the meaning of Section 368(a) of the Code. We also note your tax opinion in Exhibit 8.1 in which Steptoe & Johnson LLP provides its opinion that under U.S. federal income tax law the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and your counsel confirms that the statements made in the Registration Statement under the caption "Material U.S. Federal Income Tax Considerations" constitute its opinion as to the material U.S. federal income tax consequences. Please revise your prospectus to state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel, and also identify and articulate the opinion being rendered. See Item 601(b)(8) of Regulation S-K and Section III.B. of Staff Legal Bulletin No. 19 (October 14, 2011).

Social Impact Initiatives, page 138

11.   We note your response to prior comment 24. You revised to disclose that although Volato does not perform any independent monitoring, 4AIR's carbon offset program is quantified and verified by several leading carbon offset registries which issue serial numbers to Volato for each retirement of the carbon offset. Since you do not conduct any independent monitoring, please also disclose the risks that such offset programs purchased may not achieve the stated CO2 reduction or avoidance. To the extent material, please discuss the financial cost of purchasing offsets.

Financial Statements for Volato Inc.
For Six Months Ended June 30, 2023
Note 6 - Equity-Method Investment, page F-16

12.   We note your response to prior comment 30, indicating you believe that your accounting treatment of recognizing previously deferred gross profit is consistent with the guidance under Accounting Standards Codification (ASC) 323 and 810. Please tell us in more details why you believe that this accounting treatment is appropriate and cite the specific authoritative accounting literature you utilized to support your conclusion. We re-issue the comment.

Financial Statements for Volato Inc.
For the Year Ended December 31, 2022
Note 2 Summary of Significant Accounting Policies
Revenue Recognition, page F-36

13.   We have reviewed your response to prior comment 35 and the revised disclosure noting the following inconsistencies:

   • You indicated on page F-10 and F-36 that "...revenues are recognized on a gross basis and presented on the consolidated statements of income net of rebates, discounts, amortization of prepaid product discounts, and taxes collected concurrent with revenue-producing activities..." However, you also stated that "... The Company's contracts with its customers do not contain variable consideration such as discounts, rebates, refunds, or credits...."

   • You disclosed on page F-10 that "...Deposits that are provided under the Volato Insider Membership program or the Volato Stretch Card agreements are treated as contract liabilities when the funds are received and are reduced as the flights are utilized. Any deposits that are not utilized over the 24-month term of the agreements, which end upon being forfeited if the agreements are not renewed, would be recognized as revenues at the time they are forfeited. All credits associated with these programs are non- refundable...." However, you disclosed on page 134 that "....Insider deposit customers have preferred access for charter requests over general charter, and the program is fully refundable for any unused balances..." Additionally on page 134, you disclose that "[u]nused balances may be refunded at any time..." related to the Volato Stretch Jet Card.

   Please revise to reconcile or remove the inconsistent disclosures.

14.   We note your response to prior comment 38, indicating that you recognize revenue on a gross basis as you have determined that you are the principal in the these arrangements. Please revise your disclosure to disclose more clearly the circumstances under which you act as a principal for each revenue stream and the basis for your conclusion.   In your disclosure, explain how you treat out-of-pocket expense and other cost reimbursements. We reissue prior comment in part.

John C. Backus, Jr.
PROOF Acquisition Corp I
October 13, 2023
Page 6

       Please contact Joanna Lam at 202-551-3476 or Shannon Buskirk at 202-551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown at 202-551-3905 or Kevin Dougherty at 202-551-3271 with any other questions.

                                         Sincerely,

                                         Division of Corporation Finance
                                         Office of Energy & Transportation

cc: Scott D. Fisher, Esq.